UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Alignvest Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,868,568

	8	SHARED VOTING POWER
6,346,056

	9	SOLE DISPOSITIVE POWER
120,607

	10	SHARED DISPOSITIVE POWER
8,094,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,214,624

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 85,826,853 currently outstanding Common Shares.
Page 2 of 9 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Alignvest AQX LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,395,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,395,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,395,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Based on 85,826,853 currently outstanding Common Shares.

Page 3 of 9 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
2565546 Ontario Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,395,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,395,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,395,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 85,826,853 currently outstanding Common Shares.

Page 4 of 9 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
Alignvest Partners Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,951,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,951,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,951,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Based on 85,826,853 currently outstanding Common Shares.

Page 5 of 9 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS
Alignvest Partners Master Fund GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,951,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,951,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,951,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 85,826,853 currently outstanding Common Shares.

Page 6 of 9 Pages

The following reporting persons (collectively, the “Reporting Persons”) (i) Alignvest Management Corporation, a corporation organized under the laws of Ontario, Canada (“AMC”), (ii) Alignvest Partners Master Fund LP, a Cayman Islands exempted limited partnership (“APMFLP”), (iii) Alignvest Partners Master Fund GP Inc., a Cayman Islands exempted company (“APMFGP”) which is the general partner of APMFLP and is a wholly-owned subsidiary of AMC, (iv) Alignvest AQX LP, a limited partnership organized under the laws of Ontario, Canada (“AAQXLP”), and (v) 2565546 Ontario Inc., a corporation organized under the laws of Ontario, Canada (“2565546 Ontario”) which is the general partner of AAQXLP and is a wholly-owned subsidiary of AMC hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, as amended by Amendment No. 1 filed with the SEC on January 12, 2022.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 5.	Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule are hereby amended by deleting the existing text thereof and inserting the following text in their stead:

“(a) and (b) As a result of the consummation of the Arrangement and the relationships described herein, (i) AMC beneficially owns and has sole (x) voting power over 1,868,568 Common Shares and (y) investment power over 120,607 Common Shares, may be deemed to share investment power over 1,747,961 Common Shares held by AMC for the benefit of certain AMC employees and other individuals, each of whom has a contractual right to demand, with respect to Common Shares in which he or she has a beneficial ownership interest, that AMC convey or transfer such Common Shares according to his or her direction, and may be deemed to share voting and investment power over (a) 2,951,000 Common Shares held by APMFLP and (b) 3,395,056 Common Shares held by AAQXLP, for a total of 8,214,624 Common Shares, representing 9.6% of the issued and outstanding Common Shares; (ii) APMFLP holds 2,951,000 Common Shares (held by APMFLP for the benefit of its limited partners, each of whom has a contractual right to demand, with respect to Common Shares in which he or she has a beneficial ownership interest, that APMFLPM convey or transfer such Common Shares according to his or her direction), and APMFLP, APMFGP and AMC may be deemed to have shared voting and investment power over these shares, representing 3.4% of outstanding Common Shares; and (iii) AAQXLP holds 3,395,056 Common Shares, and AAQXLP, 2565546 Ontario and AMC may be deemed to have shared voting and investment power over those shares, representing 4.0% of the outstanding Common Shares. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.  As a result of the existing relationships described under Item 2 and the transactions described in Item 3, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.”

Item 5 (c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“Pursuant to the terms and conditions of the Forfeiture Agreement (as defined below), on February 7, 2022 AMC forfeited 1,465,920 Common Shares.  See Item 6.

Pursuant to the terms and conditions of the Warrant Agency Agreement between Alignvest Acquisition Corporation and Equity Financial Trust Company, dated June 24, 2015 (the “Warrant Agreement”), on February 7, 2022 an aggregate of 404,547 warrants to purchase Common Shares for which AMC had beneficial ownership expired by their terms unexercised.

Page 7 of 9 Pages

The foregoing description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 11 hereto and incorporated by reference into this Item 5(c).

Except as set forth or incorporated by reference into this Item 5(c) or set forth in Schedule A hereto, the Reporting Persons have not effected any transactions in the class of securities reported on herein during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following text as the penultimate paragraph thereof:

“The disclosure contained in Item 5(c) of the Schedule regarding the expiration of certain warrants to purchase Common Shares is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as an Exhibit thereto:

“11.  Warrant Agency Agreement, dated June 24, 2015, incorporated by reference to Exhibit 99.26 to the Issuer’s Registration Statement on Form 40-F filed on November 15, 2016.”

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

ALIGNVEST MANAGEMENT CORPORATION

/s/ Reza Satchu
Name: Reza Satchu
Title: Director, Managing Partner

/s/ Sanjil Shah
Name: Sanjil Shah
Title: Director, Managing Partner

ALIGNVEST PARTNERS MASTER FUND LP
By: ALIGNVEST PARTNERS MASTER FUND GP INC., as general partner of Alignvest Partners Master Fund LP

/s/ Letitia Solomon
Name: Letitia Solomon
Title: Director

ALIGNVEST PARTNERS MASTER FUND GP INC.

/s/ Letitia Solomon
Name: Letitia Solomon
Title: Director

ALIGNVEST AQX LP
By: 2565546 Ontario Inc., as general partner of Alignvest AQX LP

/s/ Reza Satchu
Name: Reza Satchu
Title: Director

2565546 ONTARIO INC.

/s/ Reza Satchu
Name: Reza Satchu
Title: Director

Page 9 of 9 Pages